SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Presentation to

Analysts and Investors

August 2014

apimec

This presentation may contain forward looking statements,  Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute  forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended,  The words believe, may, will, estimate, continue, anticipate, intend, expect and similar words are intended  to identify  these statements,  which necessarily  involve known and unknown  risks and uncertainties,  Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment  in connection  with accounts  receivable,  changes  in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission,  Forward looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

- » General Information
- » Expansion
- » Performance
  - » Operating Performance
  - » Financial Performance
- » Business and Management Plan

Eletrobras

Eletrobras Main Function

- GENERATION
- TRANSMISSION
- DISTRIBUTION
- COMMERCIALIZATION

LARGEST ELECTRIC POWER COMPANY IN LATIN AMERICA
IMPLEMENTING AND MANAGING SOCIAL AND SECTOR PROGRAMS
FUND MANAGEMENT

PROGRAMS

- LIGHT FOR ALL– Luz para Todos
- ENERGY CONSERVATION– PROCEL
- ALTERNATIVE SOURCES – PROINFA

04

Corporate Governance

Maximization of company values
Performance Improvement
Better access to capital
Contribution towards continuity
Alignment of interests
CGPAR
IBGC
DEST
CVM, SEC
Corporate Governance

Corporate Governance
Corporate Governance practices
Bylaws
Policies
Internal Rules
Board of Directors Support Committees

05

Corporate Sustainability Index

Índice de Sustentabilidade Empresarial ISE 2014

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

For the sixth consecutive year, Eletrobras integrates the Corporate Sustainability Index (ISE) of BMF&Bovespa.

Eletrobras was listed in the new DJSI Emerging Markets Index, created to indicate the companies that adopt best sustainable governance practices.

06

Eletrobras System

Eletrobras
Eletrobras
Cepel
(100.00%)
Generation and Transmission
Eletrobras
Eletronorte
(99.47%)
SPEs
G 7
T 9
Σ 16
Eletrobras
Chesf
(99.58%)
SPEs
G 43
T 10
Σ 53
Eletrobras
Furnas
(99.56%)
SPEs
G 59
T 18
Σ 77
Eletrobras
Eletrosul
(99.88%)
SPEs
G 10
T 10
Σ 20
Generation
Eletrobras
Eletronuclear
(99.91%)
Eletrobras
CGTEE
(99.99%)
Generation Binacional
ITAIPU
BINACIONAL
(50,00%)
Distributors
Eletrobras
Amazonas Energia
(100.00%)
Eletrobras
Distribuição Acre
(94.26%)
Eletrobras
Distribuição Alagoas
(100.00%)
Eletrobras
Distribuição Piauí
(100.00%)
Eletrobras
Distribuição Rondônia
(100.00%)
Eletrobras
Distribuição Roraima
(100.00%)
Shareholdings
Eletrobras
Eletropar
(83.71%)
Eólica Mangue Seco 2
(49.00%)
Belo Monte
(15.00%)
Minorities
G, T and D 26
Shareholdings Abroad
Centrales Hidroeléctricas de Nicaragua – CHN
(50.00%)
Rouar S.A.
(50.00%)
Inambari Geração de Energia S.A. – IGESA
(29.40%)

07

Company	Own(a)		SPEs (b)	Total (a+b)	Physical Aggregation 2014
	Not Renewed	O&M
Furnas	4,645	4,617	1,458	10,720	381
Chesf	1,403	9,212	243	10,858	120
Eletronorte	9,272	78	121	9,471	65
Itaipu	7,000			7,000
Eletronuclear	1,990			1,990
CGTEE	840			840
Eletrosul	428		150	578	132
Eletrobras			13	13
Amazonas	2,204			2,204
Rondônia	03			03
Total	27,785	13,907	1,985	43,677	698

SPEs = proportional  share of Eletrobras

09

Generation Projects Under Construction in 06/30/2014

Belo Monte
11,233 MW
Feb-15
Sinop
400 MW
Jan-18
Mauá 3
590 MW
Dec-14
Ubatuba, Santa Catarina, Pitombeira e Horizonte
76 MW
Jan-16
Teles Pires
1,820 MW
Jan-15
Ventos de Santo Augusto e Santa Joana
390 MW
Sep-15
Santo Antônio
3,568 MW
1,854 MW operating
Jirau
3,750 MW
675 MW operating
Casa Nova I
180 MW
Dec-14
Baraúnas I, Mussambê e Morro Branco I
89 MW
Sep-15
Complexo Eólico Chuí
144 MW
Oct-14
Angra 3
1,405 MW
May -18
Coxilha Seca
48 MW
Dec-15
Complexo Eólico Livramento
78 MW
30 MW operating
Complexo Eólico S. V. do Palmar
258 MW
Jul-14
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

		MW	R$ Billion
UHE	UHE	20,771.1	73.69
UTN		1,405.0	13.02
UEE		1,262.7	5.21
UTE		589.6	1.11
Total (ELB+SPEs)		**24,028.4**	**93.03**
Total ELB		**12,325.9**	**50.01**

10

Basics Studies and Projects – Generation

1 Project 796.4 MW
3 Projects 1,479 MW
1 Project 350 MW
6 Projects 1,412.2 MW
5 Projects 483 MW
2 Projects 2,200 MW
1 Project 220 MW
7 Projects 14,450.6 MW
2 Projects 596 MW
1 Project 270 MW
RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
BRA ARG

Estudies and Projects

	Power Units	Installed Capacity	R$ Bi
Basic Project	04	327.6 MW	0.8
Feasibility Study	24	21,659.6 MW	82.2
Inventory Study	01	270 MW	-
Total	29	22,257.2MW	83.0

Main Projects

S. Luiz do Tapajós	PA	8,040 MW	28.5 Bi
Jatobá	PA	2,338 MW	10.1 Bi
Marabá	PA	1,850 MW	12.4 Bi
Serra Quebrada	MA/TO	1,328 MW	3.9 Bi
Garabi	Bra/Arg	1,152 MW	4.6 Bi
Panambi	BraArg	1,048 MW	4.2 Bi
Total	-	15,756 MW	63.7 Bi

11

Company	Own(a)		SPEs (b)	Total (a+b)	Physical Aggregation 2014
	Not Renewed	O&M
Furnas	796	16,389	1,024	18,209	10
Chesf	1,107	17,788	1,042	19,937	343
Eletronorte	680	8,690	890	10,260	62
Eletrosul	1,302	7,919	292	9,513	579
Amazonas	365	-	-	365	-
Total	4,250	50,786	3,248	58,284	994
SPEs = proportional share of Eletrobras

Eletrobras Transmission Lines – Main Projects under Construction in 06/30/2014

	Existent	Future
LTs Eletrobras System		
LTs Eletrobras System with Partnership		
LTs Other Companies		

1. Rio Paraná Complex
2. Rio Paranapanema Complex
3. Rio Grande Complex
4. Rio Paranaíba Complex
5. Paulo Afonso Complex

Full Participation	Partnership	Total
2,784 km - 32 projects LTs + SEs associated	8,247 Km - 23 projects LTs + SEs associated being 4,013.3 km owned by ELB	11,031 km
8,360 MVA	14,884 MVA being 7,237.5 MVA owned by ELB	23,244 MVA

Investment: R$ 10.5 billion, being R$ 2.3 billion in full participation

RAP: R$ 1.01 billion

Description	DC Acre	DC Alagoas	DC Amazonas	DC Piauí	DC Rondônia	DC Roraima	Total	Increase 2014
Extension of Distribution Lines Km	19,248	40,789	44,462	86,306	57,652	3,487	251,944	3,569
Number of Customer Assisted	237,728	998,667	848,613	1,121,174	569,757	100,546	3,876,485	72,525
Number of cities attended	22	102	62	224	52	01	463
Number of Substation	15	40	54	81	57	03	250	01

Eletrobras Companies	Generated Energy (GWh)
	1S14	1S13	Variation
Eletronorte	28,370	27,101	1,269
Chesf	14,514	17,804	3,290
Furnas	13,864	13,529	335
Eletrosul	938	641	297
Eletronuclear	8,008	6,298	1,710
CGTEE	1,246	1,656	410
Itaipu Binacional	45,313	50,013	4,700
Amazonas Energia	3,026	2,932	94
DC Rondônia	08	10	02
Holding	32	37	05
Eletrobras Total	115,319	120,021	4,702

Classes	DC Acre	DC Alagoas	DC Amazonas Energia	DC Piauí	DC Rondônia	DC Roraima	1S14	1S13%
Industrial	22,369	282,933	871,086	237,311	257,612	7,755	1,679,066	1,469,576	14.3%
Residential	197,317	664,063	940,135	673,700	554,006	181,072	3,210,293	2,907,869	10.4%
Commercial	95,431	370,124	621,438	310,299	299,916	76,757	1,773,965	1,657,959	7.0%
Rural	20,567	104,030	39,567	56,762	137,527	8,245	366,698	378,326	3.1%
Public Ilumination	20,291	100,612	76,813	92,178	65,331	13,780	369,005	350,341	5.3%
Others	74,121	165,838	381,751	176,741	120,247	49,706	968,402	954,824	2.5%
Total	430,096	1,687,600	2,930,790	1,546,991	1,434,639	337,315	8,367,429	7,718,895	8.5%

Performance – Distribution – Losses - %

Global Losses on Injected Energy of Distributors Companies

36.0%
35.2%
34.3%
31.0%
30.7%
29.8%
2009
2010
2011
2012
2013
Jun/14

Due to the methodology, it has been considered the non-billed income and the corresponding loss.

19

Investment	June 2014
	Budget	Realized
Generation	6,930	2,178
Corporate Expansion	2,973	785
SPEs Expansion	3,091	1,247
Maintenance	866	146
Transmission	4,294	2,004
Corporate Expansion	2,512	1,004
SPEs Expansion	1,168	827
Maintenance	614	173
Distribution	2,082	340
Corporate Expansion	1,807	270
Maintenance	275	70
Others	825	136
Research, Infra Structure and Enviromental Quality	825	136
Total	14,130	4,658

Eletrobras Systems Result – R$ million

Evolution of the Results in 2014

986
-105
881
1Q14
2Q14
1S14

Does not include the proportionate share relating to non-controlling.

22

CONSOLIDATED	1S14	1S13%
a) Generation
Supply for Distributors	5,558	4,724	17.7%
Supply	1,666	1,666	0.0%
CCEE	2,718	1,489	82.5%
Operation and Maintenance Revenue	899	893	0.7%
Construction Revenue	59	238	75.2%
Itaipu Transfer	82	230	135.7%

b) Transmission
Return on Investment fees	1,154	1,088	6.1%
O&M Revenue	739	559	32.2%
Construction Revenue	252	232	8.6%

c) Distribution
Supply	2,304	2,208	4.3%
Construction Revenue	345	545	36.7%

Others Revenues	456	439	3.9%
Gross Revenue	16,233	13,851	17.2%

EBITDA	1S14	1S13%
Period Result	893	135	562%
+ Income Tax and Social Conntribution Provision	477	-87	-651%
+ Financial Result	07	-708	-101%
+ Amortization and Depreciation	775	711	09%
= EBITDA	2,152	51	4,117%

	Consolidated Balance			2014 Moviment
	2014	2013	2012	2Q14	1Q14
Transmission
Contract 061/2001	384		84	384
Contract 062/2001	761	905	1407	144
Others	15			15
	1,160	905	1,491	255
Generation
Itaparica	192	863	1,019	651	20
Jirau	259	712	1,608	211	242
Camaçari	261	267	357		06
Termonorte II			131
Funil	92	96	83
Complex Paulo Afonso			34
Coaracy Nunes	75	86	21		11
Others	409	295	378	41	72
	1,288	2,319	3,665	823	207
TOTAL	2,448	3,224	5,156	568	207

Company	Net Operating Revenue		Service Result		Profit/loss of Period		EBITDA		Margin EBITDA
	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13
Furnas	2,940	2,072	873	167	436	235	1,023	303	34.8%	14.6%
Chesf	1,730	2,186	(51)	(679)	246	(265)	(39)	(596)	(2.3%)	(27.3%)
Eletronorte	3,186	2,274	1,606	1,273	1,543	983	1,888	1,519	59.3%	66.8%
Eletrosul	500	526	458	194	187	111	418	230	83.6%	43.8%
Eletronuclear	965	854	(318)	38	(460)	(27)	(138)	182	(14.3%)	21.3%
CGTEE	159	113	(175)	(246)	(276)	(280)	(139)	(210)	(87.4%)	(185.4%)
TOTAL	9,480	8,025	2,393	747	1,676	757	3,013	1,428	31.78%	17.79%

Company	Net Operating Revenue		Service Result		Profit/Loss of Period		EBITDA		Margin EBITDA
	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13
Amazonas Energia	1,643	1,271	(89)	(132)	(624)	(336)	(37)	(57)	(3.7%)	(4.5%)
EDE Alagoas	475	423	(114)	(131)	(151)	(142)	(98)	(117)	(30.1%)	(27.6%)
EDE Piauí	431	480	23	(110)	(14)	(130)	39	(92)	3.7%	(19.2%)
EDE Rondônia	552	527	67	(51)	38	(66)	83	(36)	15.1%	(6.9%)
EDE Roraima	95	92	(50)	33	(45)	33	(45)	37	(48.0%)	40.5%
EDE Acre	174	162	61	25	31	0,3	67	30	33.9%	18.4%
Total	3,370	2,955	(102)	(366)	(765)	(641)	09	(236)	2.70%	(7.95%)

Parent Company Result– R$ million

1S14
2,121
82
701
387
209
45
2,155
0
881
1S13
831
230
632
347
456
151
1,694
65
128
Equity Participation
Transfer Itaipu
Net Financing revenue
Net Monetary Adjustments
Net Exchange Adjustments
Chages on Shareholders Funds
Others
Taxes
Net Income
Financial Result

28

Consolidated Equity Structure

The Consolidated Assets
R$ 141.8 billion

Asset
5%
5%
4%
11%
35%
23%
17%
Liabilities
18%
6%
42%
9%
8%
13%
4%
Investment/Fixed Asset
Equity Shareholders
Financial Asset - Concession
Provisions for Contingencies
Others
Others
Reimbursement Right
Reimbursement Obligations
Indemnities
Suppliers
Securities
RGR
Receivables Financing
Payable Financing

29

Capital Structure

Common Shares
80.4%
13.0%
6.9%
7.9%
21.2%
51.0%
Residents
5.4%
Non-Residents
15.8%
Preferred Shares
19.6%
3.3%
6.9%
7.0%
82.8%
Residents
43.4%
Non-Residents
39.4%
Total Capital
R$ 31.3 billion
11.9%
6.9%
7.0%
33.2%
41.0%
Residents
12.9%
Non-Residents
20.3%
Federal Government
BNDESpar
BNDES
Government Funds and CEF
Minorities

30

Consolidated Financing

Parent Company
RGR
7.9
12.7
Consolidated
12.2

Total: R$ 32.8 billion

Consolidated Financing without RGR	=	R$ 25.0 billion
(-) Cash + Securities	=	R$ 9.3 billion
(-) Receivables Financing without RGR	=	R$ 10.7 billion
(=) Net Debt without RGR	=	R$ 5.0 billion

31

Parent Company's Financing

RGR
7.9
Bonds
6.8
Financial Institution
5.9

Total: R$ 20.6 billion

Financing without RGR	= R$ 12.7 billion
(-) Cash + Securities	= R$ 3.0 billion
(-) Receivable Financing without RGR	= R$ 22.2 billion
(=) Net Debt without RGR	= R$ (12.5) billion

Parent Company Financing - R$ billion

Receivable
R$ 28.3
Payable
R$ 20.6
Sources
RGR
6.1
Own Resources
22.2
Average Rate
6.4%
RGR
7.9
Financial Institution
5.9
Average Rate
5.9%
Bonds
6.8
Uses
Others
3.1
Distributors
3.8
Itaipu
10.5
Generators
10.9

17.2
2.7
10.8
9.6
0.3
0.4
Real
US Dollar
Others
Receivable
Payable

33

Financing receivable from Itaipu – R$ million

2,225
1,321
904
1,867
1,550
1,558
1,568
1,579
1,592
1,606
713
118
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

34

Strategic Guidelines

Economic-Financial Perfomance
Operating Efficiency
Sustainable Expansion
Business Model, Governance and Management

Business and Management Plan Overview

Sustainable Expansion

- Generation
- Transmission
- Distribution
- Criteria for Selection and Attractiviness
- Generation + Transmission Abroad

Operating Efficieny Improvement

Optimization in Expenses/ Electric System Quality

- PID
- Personnel Mobility
- Efficiency
- Management O&M Performance Improvements
- Simplified Aquisition
- ERP Standards
- Indemnities Receive
- Managerial Information

Business Model / Management

Corporate

- Unbundling of Amazonas
- CGTEE Solution
- Restructuring of Distributors
- Criation of Operating GT. Transm. Rio Madeira

Organizational

- Shared Services Center
- Regulatory Subjects Management

Management/Corp. gov

- SPEs Management
- Corporate Gov. Model
- P&D+I Management
- Management Model

37

Visit the Eletrobras website
www.eletrobras.com.br/elb/ri

Investor Relations

invest@eletrobras.com

Phone Numbers:
(55) 21-2514-6331
(55) 21-2514-6333

Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.